

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 22, 2016

Noreen Griffin
Chief Executive Officer
Immune Therapeutics, Inc.
37 North Orange Avenue, Suite 607
Orlando, FL 32801

> **Re: Immune Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed November 10, 2016**
> **File No. 333-214128**

Dear Ms. Griffin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business
Intellectual Property, page 61

1.   We note your response to our prior comment 6. Please file a copy of the Smith Agreement as an exhibit to the registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on this agreement.

2.   We note your response to our prior comment 6 and your revised discussion of your licensing agreement with The Penn State Research Foundation. Please disclose the payment provisions applicable to this agreement, including:

- Up-front or execution payments received or paid

- Aggregate amounts paid or received to date under agreement
- Aggregate future potential milestone payments to be paid or received
- Royalty rates
- Profit or revenue-sharing provisions

Recent Sales of Unregistered Securities, page 137

3.   We note the Form 8-K filed on November 15, 2016 that you completed a "recent capital raise" of $750,000 in which you issued a "straight, non-convertible debt instrument." Please revise to include the disclosure required by Item 701 of Regulation S-K or tell us why such disclosure is not required.

Exhibit 23.1

4.   Please include a currently dated consent from your independent registered public accounting firm in the next amendment of the filing and prior to it becoming effective.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gina M. Austin, Esq.
         Austin Legal Group, APC